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                            April 18, 2022

       Trevor Bezkdek
       Co-Chief Executive Officer
       GoodRx Holdings, Inc.
       2701 Olympic Boulevard
       Santa Monica, CA 90404

                                                        Re: GoodRx Holdings,
Inc.
                                                            Form 10-K For the
Fiscal Year Ended December 31, 2021
                                                            10-K filed March 1,
2022
                                                            File No. 001-39549

       Dear Mr. Bezkdek:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K For the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 61

   1. We note you discuss the fluctuation in Adjusted EBITDA Margin without providing a margin analysis for Net
Income, the most directly comparable GAAP financial measure.
                                                        Please disclose and
discuss Net Income Margin with equal or greater prominence to
                                                        Adjusted EBITDA Margin.
We refer to guidance in Question 102.10 of the Non-GAAP
                                                        Financial Measures
Compliance and Disclosure Interpretations. Please also consider this comment as it applies
to your earnings releases filed on Form 8-K.
       Results of Operations, page 64

   2. In order to give investors more insight into why prescription transaction revenue increased, please
disclose the underlying reasons for the increase in monthly active customers. For example,
what portion of the growth is related to acquisitions versus
 Trevor Bezkdek
GoodRx Holdings, Inc.
April 18, 2022
Page 2
         organic growth. Discuss the reason for any organic growth if applicable. Also, since you discuss contribution-per-customer in your results of operations, please disclose this metric and how it is calculated in your Key Financial and Operating Metrics. We refer to guidance in Item 303 of Regulation S-K.
Notes to Consolidated Financial Statements
14. Stockholders Equity
Restricted Stock Units for Class B Common Stock, page F-29

3. Tell us why the issuance of your RSUs is deferred by three-years from the applicable vesting date.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief at 202-551-3361 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameTrevor Bezkdek                             Sincerely,
Comapany NameGoodRx Holdings, Inc.
                                                             Division of
Corporation Finance
April 18, 2022 Page 2                                        Office of
Technology
FirstName LastName